# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grupo Televisa, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Series A Shares ("A Shares"), Series B Shares ("B Shares"), Dividend Preferred Shares ("D Shares"), Series L Shares ("L Shares")
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, MEXICO, D.F., Mexico (O5), 5255526120
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002102845
Persons authorized to receive notices and communications: Bernardo Gomez Martinez, c/o Grupo Televisa, S.A.B., Av. Vasco de Quiroga No. 2000, Mexico City, Mexico (O5), 01210, 011525552612511

## Reporting persons
- Bernardo Gomez Martinez (CIK 0002102845): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 18,226,505,907; sole dispositive power 18,226,505,907; shared dispositive power 0; aggregate amount beneficially owned 18,226,505,907 (5.35% of the class)
  Comment: The Shares reported herein consist of (i) 14,247,435,527 A Shares representing 12.0% of the outstanding A Shares; (ii) 951,516,830 B Shares representing 1.7% of the outstanding B Shares; (iii) 1,513,776,775 D Shares representing 1.8% of the outstanding D Shares; and (iv) 1,513,776,775 L Shares representing 1.8% of the outstanding L Shares, and are based on approximately 118,614,113,375 A Shares, 54,882,207,692 B Shares, 83,562,738,595 D Shares and 83,562,738,595 L Shares authorized, issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 20-F, Item 7 filed with the Securities and Exchange Commission ("SEC") on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Series A Shares ("A Shares"), Series B Shares ("B Shares"), Dividend Preferred Shares ("D Shares"), Series L Shares ("L Shares")
Name of issuer: Grupo Televisa, S.A.B.
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, MEXICO, D.F., Mexico (O5), 5255526120
Comment:
This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D (the "Original Schedule 13D") filed by the Reporting Person with the SEC on January 5, 2026, with respect to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A.B. (the "Issuer").

This Amendment No. 1 supplements Items 3 and 4 as set forth below. Except as set forth herein, the information in the Original Schedule 13D is unchanged and has been omitted from this Amendment No. 1. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original Schedule 13D.

The Shares trade on the Mexican Stock Exchange in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and in the United States, in the form of global depositary shares, each of which represent 5 CPOs.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth or incorporated in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 1, 2026, pursuant to the terms of the Transaction Agreement, the Reporting Person completed the acquisition of the Acquired Shares in exchange for available cash on hand in an amount equal to Ps. 963,151,805.

This description of the consummation of the transactions contemplated by the Transaction Agreement is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is filed as Exhibit 99.1 to the Original Schedule 13D and is incorporated by reference into this Item 4.

## Signatures
- Bernardo Gomez Martinez: /s/ Bernardo Gomez Martinez, Bernardo Gomez Martinez (04/01/2026)